SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Jeff A. Stevens
123 W. Mills Avenue, Suite 200
El Paso, Texas 79901
(915) 534-1400
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS Jeff A. Stevens I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,470,786
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,470,786
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,470,786
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14		TYPE OF REPORTING PERSON (see instructions)
IN

This Amendment No. 6 (the “Amendment”) constitutes the sixth amendment to the Schedule 13D originally filed by Jeff A. Stevens (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 3, 2007, Amendment No. 2 to such Schedule 13D filed on August 27, 2007, Amendment No. 3 to such Schedule 13D filed on March 23, 2009, Amendment No. 4 to such Schedule 13D filed on December 10, 2010 and Amendment No. 5 to such Schedule 13D filed on June 21, 2013 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“See Item 3 above.

On February 14, 2007, the Issuer granted 4,900 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares vested over three years from the date of grant.

On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Paul L. Foster, Franklin Mountain Investments Limited Partnership (“FMILP”), the Reporting Person, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners held directly the shares of Common Stock that they previously held indirectly through their respective ownership interests in RHC.

On August 2, 2007, the Partners entered into a Voting Agreement which provided for the voting of certain of their shares of Common Stock and granted an irrevocable proxy to vote such shares to Paul L. Foster.  On March 20, 2009, the Partners entered into an Amended and Restated Voting Agreement (the Voting Agreement, as so amended and restated, the “Voting Agreement”). On December 10, 2010, the Voting Agreement was terminated by the parties thereto.

On August 13, 2007, the Reporting Person sold 300,000 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions. Between August 23, 2007 and August 24, 2007, the Reporting Person sold an additional 150,000 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.  Between August 27, 2007 and August 31, 2007, the Reporting Person sold an additional 194,400 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.

On March 26, 2008, the Issuer granted 45,298 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares vested over three years from the date of grant.

On March 19, 2009, the Reporting Person transferred 1,500,000 shares of Common Stock beneficially owned by the Reporting Person to a charitable trust.

On March 26, 2009, the Issuer granted 14,561 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares vested over three years from the date of grant.

On June 10, 2009, the Issuer publicly offered shares of its Common Stock and 5.75% Convertible Senior Notes Due 2014 (the “Notes”). Each $1,000 principal amount of the Notes was initially convertible into 92.5926 shares of Common Stock upon the occurrence of certain events, as described in the Issuer’s prospectus supplement relating to the Notes dated June 4, 2009. As part of the public offering, the Reporting Person purchased 50,000 shares of Common Stock and $750,000 principal amount of the Notes. On June 16, 2014, the Issuer settled the then aggregate principal amount of Notes outstanding by issuing approximately 22.76 million shares of Common Stock.

On November 30, 2009, through unsolicited brokerage transactions, the Reporting Person purchased 50,000 shares of Common Stock and $600,000 principal amount of the Notes.

On August 31, 2010, through unsolicited brokerage transactions, the Reporting Person purchased 100,000 shares of Common Stock and $500,000 principal amount of the Notes.

On March 29, 2011, the Reporting Person sold 5,925 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.

On May 27, 2011, the Reporting Person transferred 500,000 shares of Common Stock beneficially owned by the Reporting Person to a charity.

On March 28, 2012 and June 15, 2012 the Reporting Person sold 1,317 and 2,643 shares of Common Stock, respectively, beneficially owned by the Reporting Person in unsolicited brokerage transactions.

On August 7, 2012 the Reporting Person sold $1,850,000 principal amount of the Notes.

On August 16, 2012, the Reporting Person gifted 380,000 shares of Common Stock beneficially owned by the Reporting Person to family trusts.  On August 17, 2012, the family trusts sold the 380,000 shares of Common Stock in unsolicited brokerage transactions.

Between August 22, 2012 and August 24, 2012, the Reporting Person sold 14,134 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.

On May 16, 2013, the Reporting Person sold 1,306 shares of Common Stock beneficially owned by the Reporting Person in unsolicited brokerage transactions.

On March 26, 2014, the Issuer granted 47,647 restricted share units to the Reporting Person which were granted in settlement of the 2013 Annual Performance Plan for Executive Officers as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986. Of these restricted share units, none have currently vested. The restricted share units vest ratably on the fourth business day before the end of March 2015, 2016, 2017, 2018 and 2019. Shares of Common Stock or, at the election of the Compensation Committee of the Issuer’s Board of Directors, the cash value thereof, will be delivered to the Reporting Person on or promptly following the vesting date applicable thereto, but not later than December 31 of the year in which such vesting date occurs.

On several occasions from June 21, 2013 through November 22, 2013, through unsolicited broker transactions, the Reporting Person sold an aggregate of 837,000 shares of Common Stock.

On several occasions from November 22, 2013 through August 11, 2014, through unsolicited broker transactions, the Reporting Person sold an aggregate of 203,774 shares of Common Stock.

Except as disclosed herein, as has been and may be disclosed by the Issuer from time to time, and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, be granted rights to, or receive shares of,

Common Stock as equity-based compensation, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by the Reporting Person to one or more purchasers, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a) The Reporting Person is the beneficial owner of 3,470,786 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 101,087,370  shares of Common Stock issued (excluding treasury shares) as of August 1, 2014, constitutes 3.4% of the outstanding shares of Common Stock.

As of June 16, 2014, the Reporting Person was the beneficial owner of 3,670,786 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 102,588,570 shares of Common Stock issued (excluding treasury shares) as of June 16, 2014, constituted 3.6% of the outstanding shares of Common Stock as of such date.

As of November 22, 2013, the Reporting Person was the beneficial owner of 3,663,517 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 79,729,404 shares of Common Stock issued (excluding treasury shares) as of October 26, 2013, constituted 4.6% of the outstanding shares of Common Stock as of such date.

(b) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a) above, the Reporting Person currently has, and had as of June 16, 2014 and November 22, 2013, sole voting and sole dispositive power over all 3,470,786 shares, 3,670,786 shares and 3,663,517 shares, respectively.

(c) As part of the transactions described in Item 4 of this Schedule 13D, the Reporting Person has effected the following transactions through unsolicited broker transactions in the Common Stock   during the 60 days prior to and including November 22, 2013 through the date hereof.

60 days prior to and including November 22, 2013 through the date hereof - Reporting Person

Transaction Date	Transaction Type	Amount of Shares	Average Price per Share
November 20, 2013	Sale	87,000	$37.3983
November 21, 2013	Sale	150,000	$37.6676
November 22, 2013	Sale	100,000	$38.0902
March 27, 2014	Sale	3,440	$38.0135
May 16, 2014	Sale	334	$39.643
August 8, 2014	Sale	100,000	$44.5457
August 11, 2014	Sale	100,000	$44.8179

 (d) No other person is currently known, or was known as of June 16, 2014 and November 22, 2013, by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

 (e)  On August 8, 2013, the Reporting Person ceased to be a beneficial owner of more than five percent of Common Stock.”

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2014	/s/ Jeff A. Stevens
Jeff A. Stevens